Exhibit 99.1

ANNOUNCEMENT

PERDIGÃO NEGOTIATES ACQUISITION OF
MEAT PROCESSING COMPANY IN EUROPE

Perdigão S/A announces that it has reached agreement in principle with the Dutch holding company Cebeco Groep B.V. on the acquisition of Plusfood Groep BV, subject to (i) the successful completion of legal, accounting, tax and environmental audits, (ii) a positive outcome of the consultation procedures with the competent works councils and trade unions and (iii) competition clearance. When the acquisition process is finalized, Perdigão will become the first Brazilian company in the food sector with industrial operations in Europe. Perdigão offered for Plusfood approximately € 30 million, on a cash and debt free basis.

Of Dutch origins, Plusfood Groep BV is a subsidiary of Cebeco Groep BV. The company manufactures poultry and beef-based processed and convenience food products and owns two important brands in the European market: Fribo for hamburgers – also being acquired by Perdigão, and Friki for poultry products, a brand which will be used by Perdigão for up to five years period according to the assignment of use agreement, part of the proposal.

With approximately 370 employees, Plusfood has three industrial plants: in Oosterwolde in the Netherlands, which is the largest of all and where the company’s Technology Center is based; Wrexham in the United Kingdom, the hamburger producing unit with excellent potential for growth and increased production; and in Constanza, Romania, strategically located to access the East European market. In addition, the company also has sales offices in various European countries and currently imports raw materials from Brazil and Thailand.

Plusfood has an installed capacity for manufacturing approximately 20,000 tons/year of finished products and its annual sales are in the € 70 million range (at around R$ 184 millions). The main items in its product mix are nuggets and other breaded products, boiled and grilled chicken, as well as various varieties of hamburgers. The main markets for Plusfood products are the United Kingdom, Italy, the Netherlands, Spain, Germany and France.

This acquisition’s principal objectives are to facilitate the advance of Perdigão’s European sales up the value chain to reach the final customer, with focus in the retail and food service segments. Perdigão will also gain in rationality and timing for developing new products for European customers, improving its time to market, as well as attaining total control over the commercialization and distribution services in these channels.

Perdigão S.A.	Wang Wei Chang
CFO
Stock Exchange
Ticker Symbols:	Investor Relations
Av. Escola Politécnica, 760
BOVESPA:	05350-901 > São Paulo > SP	Perigão is one of the largest Latin American food companies and one of the biggest processing meat in the world. The company exports its products for more than 100 countries.
PRGA3 - COMMON	Tel.: 11 3718 5301
Novo Mercado (New Market)	Fax: 11 3718 5297

NYSE:	e-mail: acoes@perdigao.com.br
PDA	www.perdigao.com.br/ri
ADR Nivel III

With 30 years of activity, Plusfood has a labor force that is highly experienced in the market and in technology. This acquisition will not change Perdigão’s current international operations, the Company maintaining its existing representative offices to serve traditional customers of Perdix branded products.

Perdigão envisages that the possible transaction shall not adversely affect employment within the Plusfood Groep.

Rabobank International Brasil in São Paulo and Rabobank Securities in Amsterdam have been Perdigão’s advisors in the transaction.

São Paulo (SP), May 22, 2007.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.